UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Completion of Acquisition of Newhold Investments Limited

On August 13, 2008, the Company filed a Report on Form 6-K with the Securities and Exchange Commission to report that it had entered into an agreement (the “Agreement”) with Feishang Group Limited (“Feishang Group”) pursuant to which China Natural Resources agreed to acquire from Feishang Group (a) all of the issued and outstanding capital stock (the “Shares”) of Newhold Investments Limited, a British Virgin Islands company (“Newhold”) and its subsidiaries (collectively, the "Coal Group") and (b) the outstanding indebtedness owing by the Coal Group to Feishang Group on the closing date (“Indebtedness”). Feishang Group is also the principal shareholder of China Natural Resources and Mr. Li Feilie, the sole officer, director and beneficial owner of Feishang Group, is the Chairman and Chief Executive Officer of China Natural Resources.

The purpose of this Form 6-K is to report that, on January 12, 2009, a closing of the Company’s acquisition of the Shares took place. The purchase price for the Shares and Indebtedness is US$42 million, of which US$10 million was paid contemporaneously with the execution of the Agreement. At the closing, the Company and Feishang Group modified the Agreement by entering into a letter agreement providing that:

•

The Company’s obligation to pay Feishang Group a US$27 million installment of the purchase price has been deferred until on or before January 12, 2010.

•

The Company’s obligation to pay Feishang Group a US$5 million final settlement of the purchase price, subject to adjustment, has been deferred until on or before January 12, 2010.

Newhold, through its 70% owned operating subsidiary, Guizhou Yongfu Mining Co., Ltd., a PRC corporation with a registered capital of RMB100,000,000 (approximately US$14,621,000), owns mining rights to Yongsheng Coal Mine, a coal mine located in Huajuexiang, Jinsha County, Guizhou Province, the People’s Republic of China. The 20-year mining right permit covering the mine, which was issued on November 8, 2007, provides for an annual production capacity of 600,000 metric tons of coal. Construction of the mine, which is anticipated to take approximately 18 months to complete, is expected to be funded by a combination of bank loans and internal funds.

Press Release

On January 20, 2009, the Company disseminated a press release disclosing completion of its acquisition of the Shares. A copy of that press release is furnished as an exhibit to this report. The press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.

Exhibits

Exhibit Number	Description

10.1

Agreement dated August 11, 2008 by and between Feishang Group Limited and China Natural Resources, Inc. (incorporated by reference to Exhibit 10.1 of the Form 6-K filed by the registrant on August 13, 2008)

10.2	Letter Agreement dated January 12, 2009
99.1	Press Release dated January 20, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

January 19, 2009

CHINA NATURAL RESOURCES, INC.

By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

10.2	Letter Agreement dated January 12, 2009
99.1	Press Release dated January 20, 2009

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